1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 24, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RENEWAL OF CONTINUING CONNECTED TRANSACTION
FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE

The Board is pleased to announce that, as the financial services agreement entered into between the Company and Chinalco Finance on 26 August 2011 will expire on 25 August 2012, the Company and Chinalco Finance will renew the financial services agreement so as to continue to regulate the financial services provided thereunder.

As Chinalco is the controlling shareholder of the Company, holding approximately 41.80% of the issued share capital of the Company, Chinalco is a connected person of the Company under the Hong Kong Listing Rules. As Chinalco holds 100% of the equity interest in Chinalco Finance, Chinalco Finance is a subsidiary of Chinalco and therefore a connected person of the Company. Accordingly, the Renewed Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratio calculated in accordance with the Hong Kong Listing Rules for deposit services under the Renewed Financial Services Agreement exceeds 5%, the deposit services to be provided by Chinalco Finance to the Group are subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

The credit services to be provided by Chinalco Finance to the Group are on normal commercial terms, similar to or more favourable than those offered by the commercial banks in the PRC for the provision of comparable services and are in the interest of the Group. No security over the assets of the Group is granted to Chinalco or Chinalco Finance in respect of such loans. Therefore, the loan services to be provided by Chinalco Finance to the Group under the Renewed Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Chinalco Finance to the Group, as each of the percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

The Company will hold an extraordinary general meeting to seek the independent shareholders' approval regarding the deposit services under the Renewed Financial Services Agreement. A circular containing, among others, (i) details of the Renewed Financial Services Agreement and the transactions contemplated thereunder; (ii) a letter of recommendation from the independent board committee to the independent shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the independent shareholders of the Company will be despatched to the Shareholders of the Company in due course. However, the Company is unable to despatch the circular within 15 business days after the date of this announcement as the Company needs more time to confirm and compile the information in the circular.

I.	BACKGROUND

Reference is made to the announcement of the Company dated 26 August 2011 in relation to, among other things, the financial services agreement entered into between the Company and Chinalco Finance.

The Board is pleased to announce that, as the financial services agreement entered into between the Company and Chinalco Finance on 26 August 2011 will expire on 25 August 2012, the Company and Chinalco Finance will renew the financial services agreement so as to continue to regulate the financial services provided thereunder.

II.	RENEWED FINANCIAL SERVICES AGREEMENT

Parties

(1)	the Company; and

(2)	Chinalco Finance

Effective Date and Term

The Renewed Financial Services Agreement shall become effective upon execution by both parties and completion of the relevant legal procedures and remain valid for a term of three years. Subject to the relevant rules governing connected transactions under the Hong Kong Listing Rules and the listing rules of the Shanghai Stock Exchange, the Renewed Financial Services Agreement may be renewed as agreed by both parties.

Major Terms

1.

Pursuant to the Renewed Financial Services Agreement, the Group is entitled to select the financial institutions for financial services and decide the financial institutions for deposit and loan services as well as the amounts of loans and deposits according to its own business needs.

2.

Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, or those of the same type of financial services provided to the Group by other financial institutions.

3.	Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles, with the major service terms as below:

(1)	Deposit Services

(a)

The interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposit announced by the People's Bank of China for the same period, no less than the interest rate for the same kind of deposit offered by the major commercial banks in the PRC for the same period, and no less than the interest rate for the same kind of deposit of Chinalco and other members of its group in Chinalco Finance for the same period.

(b)

In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the Renewed Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC.

(c)

The maximum daily balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB5 billion (equivalent to approximately HK$6.099 billion) within the validity period of the Renewed Financial Services Agreement.

(2)	Settlement Services

(a)	Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group in accordance with the Group's instructions.

(b)	Chinalco Finance will provide the Company with the above settlement services for free.

(3)	Credit Services

(a)

Subject to compliance with the relevant PRC laws and regulations, Chinalco Finance will, in light of the operation and development needs of the Group, provide comprehensive credit services, bill acceptance and discounting and other forms of capital accommodation services.

(b)

The interest rate for the loan to be provided by Chinalco Finance to the Group shall not exceed the interest rate cap for the same type of loan announced by the People's Bank of China for the same period; meanwhile, it shall be equivalent to or less than the interest rate for the same type of loan provided by Chinalco Finance to Chinalco and other members of its group, or the interest rate for the same type of loan provided by the major commercial banks in the PRC for the same period, whichever is lower.

(c)	Chinalco Finance shall provide loans to the Company on normal commercial terms and no security is to be granted by the Company over its assets.

(d)

The maximum daily balance (including accrued interests) of the loans provided by Chinalco Finance to the Group shall not exceed RMB10 billion (equivalent to approximately HK$12.197 billion) within the validity period of the Renewed Financial Services Agreement.

(4)	Miscellaneous Financial Services

(a)	Chinalco Finance may provide other financial services within its business scope in accordance with the Group's instructions and requirements.

(b)

The fees charged by Chinalco Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates determined by the People's Bank of China or the CBRC (if any). In addition, such fees shall not exceed those charged by the major commercial banks in the PRC for provision of same type of financial services, or those charged by Chinalco Finance for provision of same type of financial services to Chinalco and other members of its group, whichever is lower.

(c)

The annual fees charged by Chinalco Finance for the provision of the miscellaneous financial services to the Group shall not exceed RMB50 million (equivalent to approximately HK$60.985 million) within the validity period of the Renewed Financial Services Agreement.

III.	REASONS AND BENEFITS FOR THE RENEWED FINANCIAL SERVICES AGREEMENT

The reasons for the Company to enter into the Renewed Financial Services Agreement with Chinalco Finance are as follows:

1.

The Company may take full advantage of the favorable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial in reducing the amount of settlement capital that is required to be kept by the Company and its subsidiaries, thereby releasing more capital for turnover.

2.

The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enables the Company to centralize its management of the Group's credit limits and loan targets through Chinalco Finance.

This transaction facilitates the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost of financing and the financing risks. It will not be detrimental to the interests of the Company and will not affect the independency of the Company.

IV.	PROPOSED CAPS AND REASONS

Deposit Services

Pursuant to the financial services agreement which will expire on 25 August 2012, the maximum daily deposit balance (including the accrued interests) of the Group with Chinalco Finance shall not exceed RMB2.8 billion (equivalent to approximately HK$3.412 billion). Under the Renewed Financial Services Agreement, the relevant maximum daily deposit balance (including the accrued interests) for the coming three financial years shall not exceed RMB5 billion (equivalent to approximately HK$6.099 billion).

The Board, having considered (i) the future business development plan and financial requirements of the Group; (ii) the need to obtain most favorable interest rate for the loan in order to reduce the interest expense; (iii) the free settlement services provided by Chinalco Finance, which will reduce the financial cost of the Company; (iv) the amount of funds deposited with Chinalco Finance which can be utilized to supplement the financial requirements of the subsidiaries of the Company and increase the efficiency of fund utilization, proposed the above adjustment to the maximum daily deposit balance (including the accrued interests) in the Group's settlement account with Chinalco Finance under the Renewed Financial Services Agreement for the coming three financial years.

Settlement Services

Pursuant to the Renewed Financial Services Agreement, Chinalco Finance will provide the Group with the settlement services for free, therefore no cap is required to be set in this regard.

Credit Services

Pursuant to the financial services agreement which will expire on 25 August 2012, Chinalco Finance shall provide a credit line not exceeding RMB5 billion (equivalent to approximately HK$6.099 billion) to the Group. Under the Renewed Financial Services Agreement, the maximum total daily balance of the loans (including accrued interests) shall not exceed RMB10 billion (equivalent to approximately HK$12.197 billion).

Pursuant to the Renewed Financial Services Agreement, the credit services provided by Chinalco Finance to the Group are on normal commercial terms, and no security over the assets of the Company is granted in respect of such loans. Therefore, the credit services are exempt continuing connected transactions under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

Miscellaneous Financial Services

The Company expects that the total annual fees payable to Chinalco Finance by the Group for the coming three financial years will not exceed RMB50 million (equivalent to approximately HK$60.985 million). As each of the percentage ratios (if applicable) will be below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

V.	GENERAL

At the twenty-ninth meeting of the fourth session of the Board of the Company held on 24 August 2012, the Board approved the Renewed Financial Services Agreement and the transactions contemplated thereunder.

At the aforesaid Board meeting, Mr. Xiong Weiping and Mr. Lv Youqing, Directors of the Company, both holding management positions in Chinalco, may be deemed to have material interests in the transactions contemplated under the Renewed Financial Services Agreement. Therefore, they abstained from voting at the Board meeting held for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

The Directors (including independent non-executive Directors) consider that the Renewed Financial Services Agreement has been negotiated on arm's length basis and is on normal commercial terms. The terms of the Renewed Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the accrued interests) are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

VI.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As Chinalco is the controlling shareholder of the Company, holding approximately 41.80% of the issued share capital of the Company, Chinalco is a connected person of the Company under the Hong Kong Listing Rules. As Chinalco holds 100% of the equity interest in Chinalco Finance, Chinalco Finance is a subsidiary of Chinalco and a connected person of the Company. Accordingly, the Renewed Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratio calculated in accordance with the Hong Kong Listing Rules for deposit services under the Renewed Financial Services Agreement exceeds 5%, the deposit services to be provided by Chinalco Finance to the Group are subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms, similar to or more favourable than those offered by commercial banks in the PRC for the provision of comparable services and are in the interest of the Group. No security over the assets of the Group is granted to Chinalco or Chinalco Finance in respect of such loans. Therefore, the loan services to be provided by Chinalco Finance to the Group under the Renewed Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Chinalco Finance to the Group, as each of the percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

The Company will hold an extraordinary general meeting to seek the independent shareholders' approval regarding the deposit services under the Renewed Financial Services Agreement. A circular containing, among others, (i) details of the Renewed Financial Services Agreement and the transactions contemplated thereunder; (ii) a letter of recommendation from the independent board committee to the independent shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the independent shareholders of the Company, will be despatched to the Shareholders of the Company in due course. However, the Company is unable to despatch the circular within 15 business days after the date of this announcement as the Company needs more time to confirm and compile the information in the circular.

VII.	INFORMATION OF THE PARTIES

Information of the Company

The Company is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC. It is principally engaged in bauxite mining, alumina refining, primary aluminum smelting, and production of aluminum fabrication products. Its major products include alumina, primary aluminum and aluminum fabrication products.

Information of Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC in June 2011, which is held as to 100% by Chinalco. The business scope of Chinalco Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

DEFINITIONS

"A Share(s)"	domestic share(s) in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

"Board"	the board of Directors

"CBRC"	China Banking Regulatory Commission

"Chinalco"

Aluminum Corporation of China (), a wholly state-owned corporation and the controlling shareholder of the Company, holding approximately 41.80% of the total issued share capital of the Company as at the date of this announcement

"Chinalco Finance"

Chinalco Finance Co., Ltd. (), a limited liability company incorporated in the PRC, which is held as to 100% by Chinalco. Chinalco Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC with limited liability, the H Shares, American Depositary Receipts and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange and the Shanghai Stock Exchange, respectively

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Director(s)"	the director(s) of the Company

"Group"	the Company and its subsidiaries

"H Share(s)"

the overseas listed foreign invested share(s) issued by the Company with a nominal value of RMB1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Hong Kong Stock Exchange

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC

"PRC"	the People's Republic of China, for the purpose of this announcement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan

"Renewed Financial Services Agreement"

the Financial Services Agreement between Chinalco Finance Co., Ltd. and the Company to renew the continuing connected transactions contemplated under the financial services agreement entered into on 26 August 2011 between the same parties

"RMB"	Renminbi, the lawful currency of the PRC

"Shareholders"	holders of A Shares and H Shares of the Company

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
24 August 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary